Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

February 15, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attention: Jennifer Monick

Re:	Global Gate Property Corp.
Form 8-K
Filed October 25, 2010
Form 10-Q for Quarterly Period Ended
September 30, 2010
Filed November 22, 2010
File No. 000-53220

Dear Ms. Monick:

This letter sets forth the responses of Global Gate Property Corp., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 8, 2011 ("Comments Letter") concerning the Company’s Current Report on Form 8-K filed on October 25, 2010 and its Form 10-K/A for the year ended 2009 and Form 10-Q/A for the quarterly periods in 2009 filed on January 21, 2011 (the “Filings”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Form 8-K filed October 25, 2010

1.
We note your response to our prior comment one.  The amount used for total assets in your significance test calculations appears to be your total assets at December 31, 2008, rather than your total assets at December 31, 2009.  Further, the December 31, 2009 total asset amount from your Form 10-K filed March 8, 2010 is $93,722.  As such, it would appear that your estimated investment in Macoy Capital Partners of $35,000 is 37% of your total assets at December 31, 2009, and thus Macoy Capital Partners is a significant subsidiary.  Please revise your filing to provide Rule 8-04 financial statements for Macoy Capital Partners, Inc. and related Rule 8-05 pro forma financial information.

Securities and Exchange Commission
February 15, 2011

We agree with your calculations and we will be submitting Rule 8-04 financial statements for Macoy Capital Partners, Inc. and related Rule 8-05 pro forma financial information as soon as practicable.

Form 10-K/A for the year ended December 31, 2009

General

2.
We note your response to our prior comment two, your revisions to your Form 10-K/A for the year ended December 31, 2009 and your revisions to the Form 10-Q/A for the quarterly periods in 2009.  It appears that you have retroactively restated your non-controlling interest balance for periods prior to January 1, 2009.  Please tell us how you have complied with paragraph 1 of ASC 810-10-65, or tell us how you determined it was appropriate to retroactively apply paragraph 21 of ASC 810-10-45 to 2008 and prior periods.

We considered the paragraphs referenced by the SEC in their second comment and believe we properly recorded the noncontrolling interest for the periods prior to the adoption on January 1, 2009, based on the following:

Per ASC 810-10-65, FASB Statement No. 160 (“FAS 160”) shall be applied prospectively, except for presentation and disclosure requirements.  Paragraph b 1 and 2 go on to note that presentation and disclosure requirements shall be applied retrospectively for all periods to reflect a reclassification of noncontrolling interest to equity and adjustment of net income to include net income attributed to the noncontrolling interest.

We have interpreted the above disclosure guidance to include the reclassification of a deficit noncontrolling interest balance to equity.

We believe the retrospective reclassification to equity of a deficit noncontrolling interest balance for presentation purposes results in consistency in the presentation of deficit noncontrolling interest balances on the balance sheet for periods post and prior to January 1, 2009.

Additionally, we believe the requirement to retrospectively reflect an adjustment of net income to include net income attributed to the noncontrolling interest would also apply to entities which had historical net losses resulting in deficit noncontrolling interest balances.  Therefore, we believe the net income or loss of the noncontrolling interest should be backed out of net income or loss to arrive at the net income or loss attributable to the parent company for reporting purposes.  This presentation in the statements of operations also results in consistency in the basis of the amounts presented in net income (loss) attributable to the parent entity for periods post and prior to January 1, 2009.

Securities and Exchange Commission
February 15, 2011

We do not believe ASC 810 (formerly FAS 160) provides guidance on how entities should reflect deficit noncontrolling interest balances at the time of adoption and believe our interpretation of the guidance to be consistent with the purpose of the guidance, which is to provide clarity to the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary.

We believe that the current presentation of the periods prior to adoption provides transparency of the Company’s consolidated net income or loss attributable to the parent and to the noncontrolling interest for the periods presented on our consolidated financial statements.  We believe our approach to be appropriate for conforming with ASC 810 and providing useful information for readers of the financial statements.

Sincerely,

/s/ Jeffrey J. Fessler
Jeffrey J. Fessler

cc: Gary S. Ohlbaum